U.S. Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant: Forest City Realty Trust, Inc.

2. Name of the person relying on the exemption: Albert B. Ratner

3. Address of the person relying on exemption: 50 Public Square, Cleveland, Ohio 44113

4. Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

FOR IMMEDIATE RELEASE

ALBERT RATNER CALLS STRONG FOREST CITY THIRD QUARTER RESULTS FURTHER PROOF THAT BROOKFIELD DEAL WOULD SHORT-CHANGE SHAREHOLDERS

Transaction Price is Barely Above Forest City’s Book Value Plus Depreciation

 Earnings Results Reveal Forest City Shareholders Will Also Be Denied $2.26 Per Share in Dividends, Which Have Been Suspended Due to the Terms of Pending Transaction

Mr. Ratner Urges Shareholders to Vote “No”

CLEVELAND, November 1, 2018 – Albert Ratner, co-Chairman emeritus and former Chief Executive Officer of Forest City Realty Trust, Inc. (NYSE: FCEA) (“Forest City” or “the company”) today cited the company’s recently reported strong third quarter and nine-month results as further evidence that the Forest City Board of Directors significantly undervalued the company under the terms of its proposed sale to Brookfield Property Partners (NASDAQ: BPY; TSX: BPY.UN) (“Brookfield”). He urges fellow Forest City shareholders to vote to reject the transaction at the Special Meeting of Forest City Shareholders on November 15, 2018.

Mr. Ratner, whose personal and family members’1 individual ownership stakes add up to approximately 10% of the company’s outstanding common shares, last week issued an open letter to shareholders citing five key arguments against the transaction: Wrong Price; Wrong Timing; Flawed Process; Forest City’s existing, high quality/low debt structure; and, Superior Value Opportunities available to Forest City shareholders if they reject the transaction.

1 Mr. Ratner does not presume to speak on behalf of the founding family members of Forest City, or to represent their individual opinions.

Upon review of the company’s strong third quarter and nine-month results reported this week, Mr. Ratner today pointed out additional takeaways that underscore how undervalued the transaction is for Forest City shareholders.

Mr. Ratner said, “The price agreed upon by the company’s Board of Directors amounts to only slightly more than its equity book value stated at cost, as reflected on the company’s balance sheet as of September 30, 2018. The balance sheet shows equity at cost (total equity plus accumulated depreciation) of over $5.9 billion, or $21.86 per share. By paying an effective price of $24.99 per share – taking into account the two quarters of dividends that Forest City shareholders will forego as a result of the deal and assuming a quarterly dividend of $0.18 (which, as demonstrated below, should be much higher in light of the company’s significant net earnings this year) – Brookfield will be capturing for itself the significant value appreciation that the company has realized from its ownership of iconic buildings in major markets (e.g., The New York Times building in NYC) for only $3.13 per share, or approximately $845 million in total.”   This, he contends, represents a gross undervaluing of the company and the interests of Forest City shareholders.

He noted, with the addition of two activists to the Board as well as other new Board members hand-picked by the activists, there appears to have been an unnecessary rush to sell the company, given that the terms negotiated failed to generate the value that it could have for shareholders. The Board was split 7-5 on the vote for the transaction. Six of the seven Directors who supported the transaction had been on the Board for only 66 days prior to reaching the agreement with Brookfield.

In fact, the only property-by-property FY2020 Net Asset Value analysis conducted by Forest City management arrived at an undiscounted Net Asset Value of $43.78 per share as of December 31, 2020 (proxy p. 59), which excludes an additional $2.25 per share in estimated undiscounted dividends for the ten quarters prior to that date (proxy p. 80), for a total value that is 84%, or about $5.8 billion, higher than the $24.99 per share effectively being offered by Brookfield. This is a classic example of grabbing quick profits at the expense of significantly greater shareholder value that could be realized with only a little extra time and effort.

“The strong third quarter and nine-month results reveal a more favorable overall risk profile for Forest City, which begs the question, why did the Board agree to such a fire sale price? And shouldn’t the proxy be amended to include current events, and to refresh the projections and NAV estimates to reflect these results?” Mr. Ratner asks.

Mr. Ratner also points out:

●	Hundreds of millions of dollars earned by Forest City in 2018 will be transferred to Brookfield with no compensation to Forest City shareholders if the transaction is completed.
o
The company’s net earnings exceeded $715 million in the first nine months of the year – an increase of nearly seven-fold from the same period in 2017. It does not appear that Forest City shareholders are receiving the benefit of this outperformance in the proposed deal consideration.

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According to the company’s results, net earnings per share “attributable to Forest City shareholders” for the first nine months of the year was $2.62. Yet, even though Forest City shareholders will have owned the company for that entire period, as a result of the terms of the deal, the company will not pay shareholders any dividends out of those earnings (beyond the $0.18 paid for the first two quarters).

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Essentially, $2.26 per share ($2.62 less $0.36) of the company’s net income “attributable to Forest City shareholders” – plus the net income the company generates in the fourth quarter before closing – will be going to Brookfield, even though it was the Forest City shareholders, not Brookfield, that owned the company when these amounts were earned. This effectively makes the already inadequate $24.99 per share effective purchase price even less representative of the value of the company.

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Mr. Ratner asks: When did the Forest City Board of Directors first know that the Company’s net earnings for the first nine months of the year were going to be so favorable? Why did the Directors agree to a deal under which shareholders would be forfeiting to Brookfield significant earnings that rightly belong to them?  Did the Directors cast their votes upon evaluation of knowingly muted numbers?

●	The ratio of the company’s net debt to adjusted EBITDA for the 12 months ended September 30 was down to 6.7x from 7.8x 12 months prior, which reduces its risk profile going forward.
o
Per the earnings results, the company’s third quarter Adjusted EBITDA margins (excluding the Development Segment) rose 490 basis points from the company’s 2016 year-end benchmark, near the top of its target range of 400-to-500 basis points of improvement by mid-2018.

o
This significant reduction in leverage compared with the company’s historical ratios could be channeled into additional returns to shareholders, but instead will benefit Brookfield by allowing it to borrow $4.25 billion off of the company’s balance sheet to fund over 60% of the purchase price for the company’s own assets.

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Shareholders have been led to believe that the previously stated EBITDA ratio entailed significantly greater risk than is the case – and the current, much lower ratio should have prompted the Board to obtain more favorable transaction consideration.

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Clearly, the company has demonstrated far greater financial durability than it had – or was supposed to have had – at the time these transaction terms were being negotiated. Mr. Ratner asks: why didn’t the estimates considered during the sale process foresee this?

Mr. Ratner’s statement of his intention to vote against the transaction relates solely to the shares he and his wife control and he does not purport to speak for the intentions of other members of the Ratner family.

Forest City shareholders with questions or who wish to discuss the pending transaction are welcome to contact Saratoga Proxy Consulting, an information agent engaged for such purpose by Mr. Ratner, at (212) 257-1311, or toll-free (888) 368-0379 or info@saratogaproxy.com.

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Mr. Albert Ratner.  Mr. Ratner is NOT asking for shareholder proxies. He will not accept proxy cards, and any proxy cards received will be returned.

Investor Contacts:
Saratoga Proxy Consulting
Joe Mills or John Ferguson
(212) 257-1311 or toll-free (888) 368-0379
info@saratogaproxy.com

Media Contacts:
Kekst CNC
Jim Fingeroth or Lindsay Gross
(212) 521-4800
lindsay.gross@kekstcnc.com

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